

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Karen J. Dearing
Executive Vice President and Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034

> **Re: Sun Communities, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 8-K**
> **Filed February 22, 2022**
> **File No. 001-12616**

Dear Ms. Dearing:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction